November 15, 2005

Confidential

United States Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C.   20549

Fax:

(202) 772-9220

Attention:

Jonathan Duersch, Division of Corporation Finance

Re:

Wealth Minerals Ltd. (the “Company”)

Forms 20-F/A for Year Ended November 30, 2004

Filed November 1, 2005

File No. 0-26636

Comment Letter dated November 15, 2005

Dear Sirs:

Thank you for your letter of November 15, 2005, and your comments concerning the above mentioned filings. In the following paragraph, we respond to those comments in the order raised therein.

Form 20-F/A for the Fiscal Year Ended November 30, 2004

Liquidity & Capital Resources

1.

We attach revised pages 23 and 24 containing highlighted changes that address your comment concerning differences between the document text and the Company’s statement of cash flows.

Controls and Procedures

2.

We attach page 43 revised to reflect the fact that there were no changes in the Company’s internal controls.

We trust that the above information, together with the attached draft revised filing document, adequately responds to the comments in your October 18, 2005 letter.

Should the above amendments constitute a satisfactory response to your comment letter of November 15, 2005, we request permission to leave the filed document unchanged on the basis that the Company agrees to reflect the enclosed disclosure changes prospectively.

The Company will be filing this letter as correspondence on EDGAR.

Nonetheless, should you have any further questions, or additional comments, please contact the undersigned at your earliest convenience.

Yours truly,

s// M. W. Kinley //

Michael W. Kinley,

Chief Financial Officer

Direct :

Tel: (604) 434-5256

Fax: (604) 434-5488

email: (winslowassoc@shaw.ca)

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com